UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2022	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On February 24, 2022, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 5th meeting of its 10th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Company’s business report and financial statements for the fiscal year 2021;

(2)	Earnings distribution plan for the fiscal year 2021;

(3)	Approval of release of the Board of Directors from the restriction of engaging in competitive activities in accordance with Article 209 of the Company Act;

(4)	Convention of the 2022 annual shareholders’ meeting (the “2022 AGM”); and

(5)	The time and place to submit shareholder’s proposals for the 2022 AGM.

On matter (1), the Company’s consolidated results for the fiscal year 2021 include:

•	operating revenue of NT$27,400,035 thousand,

•	gross profit from operations of NT$7,253,978 thousand,

•	operating profit of NT$5,562,389 thousand,

•	profit before income tax of NT$6,035,585 thousand,

•	profit for the year of NT$5,059,069 thousand,

•	basic earnings per share of NT$6.96; and

as of December 31, 2021,

•	total assets were NT$42,522,584 thousand,

•	total liabilities were NT$18,136,698 thousand,

•	equity attributable to equity holders of the Company was NT$24,385,886 thousand.

On matter (2), the Board resolved that NT$4.30 per share will be distributed from earnings to the shareholders in the form of a cash dividend. The total amount of cash to be distributed to shareholders is NT$3,127,132,542. If any future event affects the total amount of the Company’s outstanding shares (for example, the Company buys back treasury shares) and causes changes in the total amount of the Company’s outstanding shares, the Chairman is authorized to adjust the distribution ratio based on the total amount of earnings distribution approved at the 2022 AGM and the actual amount of the Company’s outstanding shares as of the record date of distribution.

On matter (4), the Board resolved that the 2022 AGM will be convened on May 26, 2022 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The subjects for convening the 2022 AGM are as follows:

(1)	Report Items:

(i)	Company’s business report for the fiscal year 2021;

(ii)	Audit Committee’s review report of the financial statements for the fiscal year 2021; and

(iii)	Report of the status of distributable compensation for employees and directors for the fiscal year 2021.

(2)	Matters for Ratification:

(i)	Adoption of the financial statements for the fiscal year 2021; and

(ii)	Adoption of the earnings distribution plan for the fiscal year 2021.

(3)	Matters for Discussion:

(i)	Amendments to Company’s Operational Procedures for Acquisition and Disposal of Assets; and

(ii)	Removal of restriction provided in Article 209 of the Company Act prohibiting of the Board of Directors from participation in businesses competing with the Company.

(4)	Book closure starting date: March 28, 2022.

(5)	Book closure ending date: May 26, 2022.

On matter (5), the Board resolved that proposals for discussion at the 2022 AGM must be received between March 18, 2022 and March 28, 2022 and the place designated for accepting such proposal is the Company (address: No. 1, R&D Rd. 1, Hsinchu Science Park, Hsinchu City, Taiwan).